Filed by: BANCA INTESA
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SANPAOLO IMI
Commission File Number: 001-14870

Milano, September 2006

Distinguished Shareholder,

with the positive performance in 2005, Banca Intesa completed the achievement of the targets of the 2003-2005 Business Plan, which had set forth the Group’s restructuring and relaunching, and was fully on track to deliver on the targets envisaged in the 2005-2007 Business Plan aiming at placing Banca Intesa among the best European banks.

In 2005, the year when the first-time adoption of the IAS/IFRS new international accounting standards was introduced, Gruppo Intesa further improved value creation for its shareholders. Consolidated net income reached 3,025 million euro, with a 64.3% growth compared to the 1,841 million euro of the previous year (if the main non-recurring components were excluded, consolidated net income would be 2,525 million with a 37% rise compared to 2004).

BP = 2003 - 2005 Business Plan
(1) Adjusted excluding capital gains on Nextra and IGC sale transactions, non-recurring charges for the stock granting programme and non-recurring provisions for Risks and Charges

Earnings per share rose to 0.44 euro (0.37 euro, if the main non-recurring components were excluded) from 0.28 euro in 2004 beating the 0.32-0.35 euro target set out in the Business Plan for 2005.

EVA® (Economic Value Added), which basically measures value creation resulting from the difference between return on and cost of capital employed, rose to 1,764 million euro (1,264 million, excluding the main non-recurring components) from 498 million in 2004. Return on equity reached 22.1% (18.5%, excluding the main non-recurring components) from 15% in 2004.

The Ordinary Shareholders’ Meeting, held on 20th April 2006, resolved upon the distribution of a dividend per share of 22 euro cents to ordinary shares and 23.1 euro cents to saving shares (compared to 10.5 and 11.6 euro cents respectively for 2004) for a total amount of 1,532 million euro (with respect to the 729 million for 2004). Payment of dividends took place starting from 27th April 2006, with coupon presentation on 24th April 2006. Considering the stock price struck on April 27th equal to 4.824 for ordinary shares and 4.53 for saving shares, the ratio between the dividend per share and the stock price of Banca Intesa returned a dividend yield of 4.6% for ordinary shares and 5.1% for saving shares.

From 12th November 2002 – when the first quarterly results achieved after the launch of the 2003-2005 Business Plan were disclosed – to 30th June 2006, the value of Banca Intesa’s ordinary shares nearly tripled and market capitalisation rose from almost 11 billion euro to over 31 billion; taking into account also the pay-out and the free assignment of shares during the period, value creation for shareholders totalled 24.5 billion euro.

The half-yearly report as at 30th June 2006 highlighted a further improvement in Gruppo Intesa’s profitability, in line with the 2005-2007 Business Plan targets, with a 23% rise in consolidated net income which increased to 1,476 million euro from 1,200 million in the first half of the previous year.

Note: 1H05 figures restated to reflect 1H06 consolidation area and discontinued operations (1) Income before Tax from Continuing Operations

The consolidated statement of income for the first half of 2006 registered a 8.7% growth in operating income, from 4.8 to 5.3 billion euro, and a 4.4% increase in operating costs, from 2.5 to 2.6 billion euro.

Therefore, operating margin rose by 13.3%, from 2.3 to 2.6 billion euro, with a remarkable improvement in the cost/income ratio, which decreased to 50.2% from 52.2% in the first half of 2005.

After provisions and adjustments totalling 430 million euro, down 9.1% with respect to the 473 million of the corresponding period of 2005, income before tax from continuing operations registered 2.2 billion euro, with a 16.6% rise compared to the 1.9 billion for the first half of 2005.

On 26th August 2006, the Boards of Directors of Banca Intesa and Sanpaolo IMI approved the guidelines of a merger project between the two Groups. The Group resulting from the merger will be among the leaders of the European banking system and will be able to compete in financial services at a supranational level through a domestic strengthening process having unique features. Even before synergies are implemented, the new Group will be positioned among the top banking groups in the Euro Zone with a market capitalisation - combining the two Banks' capitalisation to date - exceeding 65 billion euro and the undisputed leader in Italy with more than 6,000 branches, 13 million customers and an average market share of around 20% in all market segments, in line with the leading banks in the main European countries.

On the basis of the two companies’ results for 2005 and the combination of their market shares, the new Group would rank first in Italy in many segments:

Source:    2005 Annual Reports, Bank of Italy, UIC, IAMA, Assilea, Assifact, Assogestioni, Assofin, Ass. Italiana Private Banking and Thomson Financial. All data as of December 2005 except asset management (June 2006)

Note:           Market shares based on the following metrics: for mortgages, consumer credit and leasing new business; for asset management, OICR funds; for bancassurance, life gross written premiums; for private banking, total assets’ clients; for factoring, cumulated turnover, for foreign trade settlements, total value of payments; for brokerage, trading volumes in cash segment (1) Including Agos Italinco (2) For leasing market share difference calculated vs. first player

The new Group will also enjoy a significant presence in Central-Eastern Europe with a network of around 1,400 branches and 6 million customers (taking into account the acquisitions under way) of its subsidiary banks operating in retail and commercial banking. Moreover, the international network specialised in support of corporates will be strengthened and present in over 30 countries, in particular the Mediterranean area and those areas where Italian enterprises are most active, such as the United States, Russia, China and India.

The guidelines of the merger project set forth, in particular, the following:

1.          legal Headquarters after the merger in Turin, where, therefore, ordinary and extraordinary Shareholders’ Meetings will be held, and operating Headquarters in Milan and Turin;

2.        exchange ratio of 3.115 Banca Intesa new ordinary shares for each Sanpaolo IMI ordinary share after the conversion of the privileged shares of the latter;

3.          preliminary estimates of fully phased-in pre-tax synergies at €1.3 billion in 2009, of which around 75% from cost synergies, without taking into account rationalisation of the presence on the territory and/or asset disposals;

4.        preliminary estimates of one-off pre-tax integration costs at around 1.5 billion euro;

5.          preliminary estimates of the new Group’s financial indicators after synergies to be confirmed in the light of the drawing up of a Business Plan:

• net income for 2009 at around 7 billion euro,

•   compound annual average growth rate of net income 2005-2009 equal to around 13% adjusted for the main non-recurring items registered by the two entities in 2005,

• earnings per share improvement in 2009 following the synergies of around 13%,

•   pay-out equal to at least 60% of net income, with possibility to return excess capital to shareholders - also in the light of the above-mentioned expected strong value creation -

notwithstanding the high level of capitalisation and a massive plan of investments in innovation and human capital,

•   maintaining the high asset quality characterising the two entities;

6.          corporate governance: with the aim of ensuring clarity and operating continuity the Boards of Directors of the two Banks will propose to the shareholders the following appointments: Giovanni Bazoli as chairman of the Supervisory Board, Enrico Salza as chairman of the Management Board, Corrado Passera as Managing Director and CEO and Pietro Modiano, one of the two General Managers to be nominated, as Deputy to the Managing Director. Moreover, the Boards of Directors of the two Banks will propose for Alfonso Iozzo the most appropriate participation in the Boards;

7.          organisational model which will reinforce the local bank concept (“Banca dei Territori”) with the attribution of a specific territory to each brand on an exclusivity basis; moreover, the networks of the Parent Companies Banca Intesa and Sanpaolo IMI will be integrated with the adoption of a single brand where not present through local brands;

8.          merger process, subject to necessary approvals, should take place according to the following previsional calendar:

•   September / mid November 2006: elaboration of the merger plan, approval by the Boards of Directors of the merger documentation, authorities’ approval, presentation of the operation to the market,

•   December 2006: Extraordinary Shareholders’ Meetings for the merger approval,

•   end of 2006 / beginning of 2007: the new company is set up.

The new Group will have the objective and responsibility of promoting investments and innovation and contributing to the acceleration of growth and development of the societies where it operates, in all their components.

Giovanni Bazoli	Corrado Passera
Chairman	Managing Director and CEO

IMPORTANT INFORMATION

In connection with the proposed business combination, the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Banca Intesa S.p.A. and its combined business after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the management of Banca Intesa S.p.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Banca Intesa S.p.A. to CONSOB.  Except as required by applicable law, Banca Intesa S.p.A. does not undertake any obligation to update any forward-looking information or statements.

This letter has been mailed to you on the basis of the data contained in Banca Intesa’s shareholders’ book in order to provide you with further information of the performance of the company of which you appear to be a shareholder. Banca Intesa processes personal data and address of its own shareholders, in addition to other data linked with the shareholding relationship, for aims strictly connected with such relationship. Banca Intesa processes the personal data, as "Data Controller", also through automated instruments and with the aid of specialized external companies, the list of which, duly updated, is available with the Delegate by Banca Intesa - Servizio Sicurezza e Protezione, Via Monte di Pietà 8, 20121 - Milano, e-mail: PRIVACY@bancaintesa.it which can also be contacted by any interested party - by registered letter, fax or electronic mail as well - to exercise the rights provided for by Art. 7 of Legislative Decree 196/03 (confirmation of the existence of their personal data; indications with regard to the origin, purpose and methods of processing; cancellation, transformation in anonymous form or blockage of data processed unlawfully; updating, correction or integration of data; opposition against the data processing for the delivery of advertising or direct mailing, conduction of market surveys or commercial communications). Further information available on web site www.bancaintesa.it or by dialling the free toll number 800.02.02.02 from Italy. From mobile or international call: +39.02.4832.2222.